[First Merchants Corporation Letterhead]

September 25, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Irene Paik and/or James Lopez, Office of Life Sciences

Re:    First Merchants Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-41342

Ms. Paik and Mr. Lopez:

First Merchants Corporation, an Indiana corporation (the “Company”), is submitting this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K filed with the Commission on February 29, 2024.

For your convenience, we have recited the Staff’s comments from the Comment Letter in bold type and have followed the comments with the Company’s response.

1.We note your Chief Information Security Officer (CISO) is responsible for assessing and managing risks from cybersecurity threats, and we note the Information Security Committee (ISC) assists executive management and the Board of Directors in their oversight of responsibilities related to information security. You also state that the ISC reviews and recommends security-related policies and standards, among other activities related to cyber risks. We also note that you describe the relevant expertise of your CISO but not of the other members of the ISC. Please revise future filings to discuss the relevant expertise of such members of senior management as required by Item 106(c)(2)(i) of Regulation S-K.

In response to the Staff’s comment, the Company will provide the appropriate disclosures to comply with Item 106(c)(2)(i) of Regulation S-K in all future filings.

Please do not hesitate to contact me by telephone at (765) 213-3475 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Michele Kawiecki
Chief Financial Officer